Vahanna Tech Edge Acquisition I Corp.

1230 Avenue of the Americas, 16th Floor

New York, NY 10020

August 11, 2023

VIA EDGAR

Robert Arzonetti

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Vahanna Tech Edge Acquisition I Corp.

Registration Statement on Form S-4, as amended

File No. 333-269747

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Vahanna Tech Edge Acquisition I Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 3:00 p.m., Eastern Time, on August 14, 2023, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Gibson, Dunn & Crutcher LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Evan D’Amico of Gibson, Dunn & Crutcher LLP by telephone at (202) 887-3613 or via email at edamico@gibsondunn.com as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

Vahanna Tech Edge Acquisition I Corp.

By:	/s/ Raahim Don
Name:	Raahim Don
Title:	Chief Financial Officer

cc:	Evan M. D’Amico
Gibson, Dunn & Crutcher LLP